GALIANO GOLD PROVIDES NOTICE OF FIRST QUARTER

2026 RESULTS

Vancouver, British Columbia, April 10, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its first quarter ("Q1") 2026 financial and operating results after market close on May 13, 2026. The Company will host a conference call and webcast to review the Q1 2026 results on May 14, 2026, at 7:30am PT.

Conference Call Details

Date:	May 14, 2026
Time:	10:30am ET (7:30am PT)
Dial In:	1-647-932-3411
Toll-Free:	1-800-715-9871
Conference ID	ID 9798035
Replay Link:	https://www.gowebcasting.com/14680

The conference call will be webcast https://www.gowebcasting.com/14680 and can be accessed on Galiano's website: galianogold.com.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com